UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2009, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

December 31, 2010 and 2009

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes (modified cash basis) of the Plan as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, DC

June 21, 2011

The Prudential Employee Savings Plan

Statement of Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2010 and 2009

	2010	2009
Assets
Investments
At Fair Value
PESP Fixed Rate Fund (Note 3)	$3,365,156,829	$3,215,052,872

At Fair Value
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	37,639,504	13,847,761
Core Equity Account	232,025,992	221,019,003
Large Cap Value/LSV Asset Management Fund	169,322,255	140,976,825
Prudential Retirement Real Estate Fund	29,814,434	11,681,044
Small Company Stock Account	347,321,538	270,696,073

Registered Investment Companies
American High Income Trust	—	35,979,024
Artisan Mid-Cap Value Fund	142,142,493	123,919,276
Dryden Asset Allocation Fund	—	63,213,186
Dryden International Equity Fund	—	191,515,509
Fidelity Advisor Government Income Fund	21,105,357	21,664,538
GE Institutional International Equity Investment Fund	210,447,250	—
Prudential High-Yield Fund	41,425,975	—
Prudential Jennison Growth Fund	348,811,865	311,229,894
Prudential Jennison Mid-Cap Growth Fund	131,009,703	106,075,640
Prudential Stock Index Fund	217,009,830	168,591,938

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	84,197,823	112,173,210
Prudential Financial, Inc. Common Stock Fund – (ESOP) (Note 9)	411,992,758	305,729,511

Prudential IncomeFlex
Aggressive Fund	44,502,823	33,786,655
Conservative Fund	11,520,804	11,209,898
Moderate Fund	21,200,029	17,967,216

Total investments	5,866,647,262	5,376,329,073

Notes receivable for Participant Loans	46,757,919	42,383,158

Net assets available for benefits at fair value	5,913,405,181	5,418,712,231
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(210,730,356)	(129,227,838)

Net assets available for benefits	$5,702,674,825	$5,289,484,393

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2010

Additions to net assets
Investment income
Net appreciation in fair value of investments	$328,318,434
Interest and dividend income	163,352,107

Total investment gain	491,670,541
Investment expenses (Note 6)	—

Net investment gain	491,670,541
Contributions
Employer	51,742,184
Employee	181,814,673

Total contributions	233,556,857

Total additions	725,227,398
Deductions from net assets
Benefits paid to participants	311,982,531
Administrative expenses	54,435

Total deductions	312,036,966

Net increase	413,190,432

Net assets available for benefits
Beginning of year	5,289,484,393

End of year	$5,702,674,825

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each employee may enroll in PESP at any time, starting on their first day of employment with the Company.

Employees hired on or after January 1, 2001, who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Employees hired on or after January 1, 2004 are required to complete one year of service prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the calendar year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2010, catch-up contributions are limited to $5,500.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon in the case of reaching age 65, death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the nonvested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Any amounts not reinstated to a participant, after the five-year period are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2010 and 2009, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $2,435,280 and $3,418,009, respectively. Forfeitures of $4,000,000 were used to reduce the Company’s matching contributions in 2010.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment direction, except in regard to the Prudential Financial, Inc. Common Stock Fund, which is subject to the provisions of the Company’s Personal Securities Trading Policy and the PESP Market Timing Policy, which applies to all investment options. In addition, participants who are employed with affiliated investment managers of certain funds may be restricted as to investment directions in connection with those funds.

Company Matching Contributions. Half of the Company matching contributions is automatically invested in the Prudential Financial, Inc. Common Stock Fund. The remainder of the participant’s Company matching contributions is invested according to the participant’s current investment allocation direction.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following are the investment options under the Plan:

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The guaranteed rate of return was reset annually through 2008, with each year’s rate declared in advance of the year to which the rate applied. Effective January 1, 2009 the guaranteed rate of return is reset quarterly. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Insurance Company Pooled Separate Accounts

Core Bond Enhanced Index/PIM Fund – This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index and is invested to reflect many of the characteristics of the Barclays Capital U.S. Aggregate Bond Index. This portfolio invests primarily in corporate and government bonds. This separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Core Equity Account, VCA-IF – This separate account seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. The separate account is offered under a group annuity contract issued by the Company.

Large Cap Value / LSV Asset Management Fund – This separate account seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or market cycles if longer. This portfolio invests primarily in equity-related securities of large companies that the manager believes to be undervalued. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Prudential Retirement Real Estate Fund – This separate account will invest primarily in existing private real estate funds, publicly traded real estate securities, including REIT (Real Estate Investment Trust) securities, and other real estate related investments. The Fund’s objective is to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Small Company Stock Account, VCA-6 – This separate account seeks long-term growth of capital, taking into account income and capital appreciation. The portfolio invests primarily in common stocks of small, less well-known U.S. companies. The separate account is offered under a group annuity contract issued by the Company.

Registered Investment Companies

American High Income Trust, Class A – This mutual fund seeks to provide a high level of current income with capital appreciation as a secondary goal. It invests primarily in higher-yielding and generally lower-rated (below investment) grade or equivalent unrated corporate bonds and other debt securities, including those of non-U.S. issuers. Effective November 12, 2010 the Plan replaced this fund with the Prudential High-Yield Fund, Class Z.

Artisan Mid Cap Value Fund, Class Z – This mutual fund seeks to provide long-term growth of capital. The fund normally invests at least 80% of net assets in the common stocks of mid-capitalization companies that management believes to be undervalued relative to their intrinsic value, and are improving, or are likely to improve, their returns on invested capital. It defines a mid-cap company as one that falls within the market capitalization range of companies in the Russell Mid-Cap index.

Dryden Asset Allocation Fund, Class Z – This mutual fund seeks income and long-term growth of capital by investing in a portfolio of equity, fixed-income, and money market instruments. The fund is actively managed to capitalize on undervalued securities as perceived by the fund managers. Effective February 16, 2010, this fund was renamed the Prudential Asset Allocation Fund. Effective November 12, 2010, this was no longer an investment option of the Plan. Account balances were divided and transferred in the following manner: 50% into the Prudential Stock Index Fund, 5% into the Small Company Stock Account, 5% into the GE Institutional International Equity Investment Fund, and 40% into the Core Bond Enhanced Index / PIM Fund.

Dryden International Equity Fund, Class Z – This mutual fund seeks to achieve long-term growth of capital through investments primarily in medium-sized foreign companies based in at least five different countries (non-U.S. based) and emerging markets securities. Additionally, it may hold cash or money market instruments, investment grade bonds, foreign currency forward contracts, future contracts, swaps and options. Effective February 16, 2010, this fund was renamed the Prudential International Equity Fund. Effective May 17, 2010, the Plan replaced this fund with the GE Institutional International Equity Investment Fund. A single client transition account was required to effect this change.

Fidelity Advisor Government Income Fund, Class I – This mutual fund seeks to provide a high level of current income by investing at least 80% of its assets in intermediate-term U.S. Government securities as well as repurchase agreements for these securities. This fund may also have allocations to agency issuers, including mortgage-backed securities.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

GE Institutional International Equity Investment Fund – This investment seeks long-term growth of capital. The fund invests at least 80% of assets in equity securities under normal market conditions. It invests primarily in companies in developed and developing countries outside the United States. The fund’s assets are invested in foreign securities of companies representing at least three different countries. This fund replaced the Prudential International Equity Fund effective May 17, 2010.

Prudential High-Yield Fund, Class Z – The investment seeks to maximize current income, and capital appreciation is a secondary objective. The fund normally invests at least 80% of assets in a diversified portfolio of high-yield fixed-income securities. This fund replaced the American High Income Trust effective November 12, 2010.

Prudential Jennison Growth Fund, Class Z – This mutual fund seeks long-term growth of capital. It invests at least 65% in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects. Prior to February 16, 2010, this fund was named the Jennison Growth Fund.

Prudential Jennison Mid Cap Growth Fund, Class Z – This mutual fund seeks long-term capital appreciation. It invests at least 80% in stocks of medium-sized U.S. companies with the potential for above-average growth. Prior to February 16, 2010, this fund was named the Jennison Mid Cap Growth Fund. Effective May 2, 2011, the Plan’s interests in this fund will convert to Class Q shares.

Prudential Stock Index Fund, Class I – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index). Prior to February 16, 2010 this fund was named the Dryden Stock Index Fund.

Master Trust

Prudential Financial, Inc. Common Stock Fund – This portfolio primarily invests in Prudential Financial, Inc. (PFI) common stock and a small portion is invested in money market shares or other liquid investments. The goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also provides modest liquidity. This option has an ESOP and non-ESOP portion (Note 9).

Prudential IncomeFlex

The Prudential IncomeFlex option, available to Plan participants who have attained age 50, provides guaranteed withdrawals over the participant’s lifetime based on continued investment in three customized IncomeFlex portfolios, structured as single client insurance company separate accounts, which hold investments in seven of the Plan’s other investment options: the Core Equity Account, Small Company Stock Account, Large Cap Value/LSV Asset Management Fund, Core Bond Enhanced Index/PIM Fund, GE International Equity Fund, Prudential Jennison Growth Fund, and Prudential Jennison Mid Cap Growth Fund. Each portfolio has a specific asset class mix. Each IncomeFlex portfolio is rebalanced daily.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Aggressive Fund – The asset class mix for this fund is 70% stock (39% large cap stocks, 8% mid cap stocks, 9% small cap stocks, and 14% international stocks) and 30% bonds.

Conservative Fund – The asset class mix for this fund is 35% stock (18% large cap stocks, 5% mid cap stocks, 5% small cap stocks, and 7% international stocks) and 65% bonds.

Moderate Fund – The asset class mix for this fund is 55% stock (31% large cap stocks, 6% mid cap stocks, 7% small cap stocks, and 11% international stocks) and 45% bonds.

The asset allocation by the Plan’s investment options under Prudential IncomeFlex are shown in the following chart:

	Aggressive	Conservative	Moderate
Large Cap Stocks
Core Equity Account	15%	7%	12%
Prudential Jennison Growth Fund	14%	6%	11%
Large Cap Value/LSV Management	10%	5%	8%
Mid Cap Stocks
Prudential Jennison Mid-Cap Growth Fund	8%	5%	6%
Small Cap Stocks
Small Company Stock Amount	9%	5%	7%
International Stocks
GE International Equity Fund	14%	7%	11%
Bonds
Core Bond Enhanced Index/PIM Fund	30%	65%	45%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation among a diversified mix of six existing investment options of the Plan (increasing to seven options effective May 2, 2011). Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides for automatic rebalancing of investments once per quarter.

Payment of Benefits

When employment with Prudential and its affiliates ends, a participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year and the amount of any such withdrawal must equal at least $300) or (e) delay taking a distribution of the vested value of his or her account until it is required by law.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account (if any), and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1/2 can also withdraw amounts from their Before-Tax Contributions Account and post-2000 Company Matching Contributions Accounts. Participants can make up to five withdrawals each calendar year, and the withdrawals will be subject to a 10% federal early distribution tax for participants less than 59 1/2 years of age, in addition to the regular income tax that applies, except for after-tax contribution amounts.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The modified cash basis of accounting is a cash receipts and disbursements method of accounting with investments stated at fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements) except for its investment contract (the PESP Fixed Rate Fund), which is valued at contract value (Note 3).

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The fair value of the participation units owned by the Plan in insurance company pooled separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of shares in registered investment companies are recorded on a trade-date basis.

Purchases of units of participation in insurance company pooled separate accounts are recorded on a trade-date basis.

Income Recognition

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Sales of shares in registered investment companies are recorded on a trade-date basis.

Sales of units of participation in insurance company pooled separate accounts are recorded on a trade-date basis.

Interest and dividend income is recorded when received.

Payment of Benefits

Benefits are recorded when paid.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Accounting Policies (Continued)

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost, which approximates fair value.

Effective with reporting for the December 31, 2010 and 2009 Plan years, participant loans are presented as notes receivables (see Changes to Accounting Policies).

Changes to Accounting Policies

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-25 (ASU 2010-25), Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 updates Accounting Standards Codification Topic 962 – Defined Contribution Pension Plans. ASU 2010-25 requires defined contribution plans to report loans to employees as notes receivable rather than plan investments subject to fair value reporting. ASU 2010-25 is effective for plan years ending after December 15, 2010. The Plan adopted ASU 2010-25 in fiscal year 2010, and accordingly, reclassified prior year employee loan balances from investments to receivables to be consistent with the current presentation. However, ERISA requires the Plan to report participant loans as plan investments; accordingly, these loans are included in Form 5500, Part IV, Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c (8) Participant Loans.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946-205 on the fair value reporting of fully benefit responsive contracts as of December 31, 2010 and 2009.

The Fund is a fully benefit responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	Investment Contract with Insurance Company (Continued)

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The estimated fair value of the Fund as of December 31, 2010 and 2009 was $3,365,156,829 and $3,215,052,872, respectively. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points.

3.	Market rates of interest used to discount the cash flows were based upon the T. Rowe Price Index. The data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The Fund represents the fixed dollar account under an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Beginning January 1, 2009, the interest crediting rate is determined quarterly and during 2010 was 4.65% for the first quarter, 4.60% for the second quarter, 4.60% for the third quarter, and 4.50% for the fourth quarter, and during 2009 was 4.85% for the first quarter, 4.80% for the second quarter, 4.75% for the third quarter, and 4.75% for the fourth quarter. The minimum crediting rate is 3.5%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	Investment Contract with Insurance Company (Continued)

The average market yield of the Fund for the years ended December 31, 2010 and 2009 was 4.3% and 4.5%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2010 and 2009 was 4.5% and 4.7%. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

4.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets.

	December 31,
	2010	2009
Investments at fair value as determined by quoted net asset/redemption values
Insurance Company Pooled Separate Accounts
Small Company Stock Account	$347,321,538	$270,696,073

Registered Investment Companies
Prudential Jennison Growth Fund	$348,811,865	$311,229,894

Master Trust
Prudential Financial, Inc. Common Stock Fund (ESOP and NON-ESOP)	$496,190,581	$417,902,721

Investments at contract value
PESP Fixed Rate Fund	$3,154,426,473	$3,085,825,034

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

4.	Investments (Continued)

During 2010, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by $328,318,434 as follows:

Year Ended December 31, 2010
Investments - net appreciation (depreciation) in fair value
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	$635,694
Core Equity Account	24,053,561
Large Cap Value/LSV Asset Management Fund	19,124,502
Prudential Retirement Real Estate Fund	3,544,099
Small Company Stock Account	82,762,387
Registered Investment Companies
American High Income Trust	2,580,088
Artisan Mid-Cap Value Fund	16,557,820
Dryden Asset Allocation Fund	5,972,332
Dryden International Equity Fund	(18,455,235)
Fidelity Advisor Government Income Fund	582,065
GE Institutional International Equity Investment Fund	39,129,219
Prudential High-Yield Fund	(142,541)
Prudential Jennison Growth Fund	36,469,013
Prudential Jennison Mid-Cap Growth Fund	21,704,707
Prudential Stock Index Fund	22,237,527

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	74,907,621

Prudential IncomeFlex
Aggressive Fund	4,522,353
Conservative Fund	985,413
Moderate Fund	2,041,594

Common stock	(10,841,947)
Preferred stock	(41,094)
Other	(10,744)

Net appreciation in fair value of investments	$328,318,434

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

4.	Investments (Continued)

The investment options bear expenses related to investment management and other fees. The above appreciation/depreciation on investments reflects these expenses. The expense ratios as a percentage of net assets attributable to each investment option for 2010 were as follows:

	Gross Expense Ratio	Net Expense Ratio
PESP Fixed Rate Fund	0.00%
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund		0.23% - 0.37%
Core Equity Account		0.00%
Large Cap Value/LSV Asset Management Fund		0.67% - 1.12%
Prudential Retirement Real Estate Fund		1.89%
Small Company Stock Account		0.00%
Registered Investment Companies
American High Income Trust	0.80%
Artisan Mid-Cap Value Fund	1.21%
Dryden Asset Allocation Fund	0.97%
Dryden International Equity Fund	1.24%
Fidelity Advisor Government Income Fund	0.51% - 0.53%
GE Institutional International Equity Investment Fund	0.57%
Prudential High-Yield Z Fund	0.65% - 0.66%
Prudential Jennison Growth Fund	0.81% - 0.83%
Prudential Jennison Mid-Cap Growth Fund	0.82% - 0.91%
Dryden Stock Index Fund	0.42% - 0.43%

Prudential IncomeFlex
Aggressive Fund		1.26%
with Spouse Coverage		1.76%
Conservative Fund		1.16% - 1.17%
with Spouse Coverage		1.66% - 1.67%
Moderate Fund		1.22%
with Spouse Coverage		1.72%
Master Trust
Prudential Financial, Inc. Common Stock Fund		0.00%

Gross Expense Ratio: The rate shown is not reduced by any fee or expense waivers. The actual rate may be less.

Net Expense Ratio: The rate shown is reduced for the benefit of any waivers.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures (formerly, Statement of Financial Accounting Standards No. 157), establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), gives the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to values based on unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

PESP Fixed Rate Fund – The fair value is based on discounted cash flows assuming termination of the contract, based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

Insurance Company Pooled Separate Accounts – Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Fair Value Measurements (Continued)

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Valued based on prices derived by an independent party (Interactive Data) that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent party and/or overridden by the Company if the Company believes such would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches; (1) current cost of reproducing the property less deterioration and functional/economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Registered Investment Companies – Valued at the net asset value of shares.

Master Trust – Valued at the closing price reported on the active market on which individual securities are traded.

IncomeFlex – Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Valued based on prices derived by an independent party (Interactive Data) that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent party and/or overridden by the Company if the Company believes such would be more reflective of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,365,156,829	$3,365,156,829

Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	—	37,639,504	—	37,639,504
Core Equity Account	—	232,025,992	—	232,025,992
Large Cap Value/LSV Asset Management Fund	—	169,322,255	—	169,322,255
Prudential Retirement Real Estate Fund	—	—	29,814,434	29,814,434
Small Company Stock Account	—	347,321,538	—	347,321,538

Registered Investment Companies
Artisan Mid-Cap Value Fund	142,142,493	—	—	142,142,493
Fidelity Advisor Government Income Fund	21,105,357	—	—	21,105,357
GE Instl International Equity Investment Fund	210,447,250	—	—	210,447,250
Prudential High-Yield Fund	41,425,975	—	—	41,425,975
Prudential Jennison Growth Fund	348,811,865	—	—	348,811,865
Prudential Jennison Mid-Cap Growth Fund	131,009,703	—	—	131,009,703
Prudential Stock Index Fund	217,009,830	—	—	217,009,830

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	496,190,581	—	496,190,581

Prudential IncomeFlex
Aggressive Fund	—	44,502,823	—	44,502,823
Conservative Fund	—	11,520,804	—	11,520,804
Moderate Fund	—	21,200,029	—	21,200,029

Total investments at fair value	$1,111,952,473	$1,359,723,526	$3,394,971,263	$5,866,647,262

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,215,052,872	$3,215,052,872

Insurance Company Pooled
Core Bond Enhanced Index/PIM Fund	—	13,847,761	—	13,847,761
Core Equity Account	—	221,019,003	—	221,019,003
Large Cap Value/LSV Asset Management Fund	—	140,976,825	—	140,976,825
Prudential Retirement Real Estate Fund	—	—	11,681,044	11,681,044
Small Company Stock Account	—	270,696,073	—	270,696,073

Registered Investment Companies
American High Income Trust	35,979,024	—	—	35,979,024
Artisan Mid-Cap Value Fund	123,919,276	—	—	123,919,276
Dryden Asset Allocation Fund	63,213,186	—	—	63,213,186
Dryden International Equity Fund	191,515,509	—	—	191,515,509
Fidelity Advisor Government Income Fund	21,664,538	—	—	21,664,538
Jennison Growth Fund	311,229,894	—	—	311,229,894
Jennison Mid-Cap Growth Fund	106,075,640	—	—	106,075,640
Dryden Stock Index Fund	168,591,938	—	—	168,591,938

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	417,902,721	—	417,902,721

Prudential IncomeFlex
Aggressive Fund	—	33,786,655	—	33,786,655
Conservative Fund	—	11,209,898	—	11,209,898
Moderate Fund	—	17,967,216	—	17,967,216

Total investments at fair value	$1,022,189,005	$1,127,406,152	$3,226,733,916	$5,376,329,073

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Fair Value Measurements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2010.

	PESP Fixed Rate Fund	Prudential Retirement Real Estate Fund
Additions to net assets
Investment income
Net appreciation in fair value of investments	$—	$3,544,060
Interest and dividend income	140,632,045	—

Total investment income	140,632,045	3,544,060
Investment expenses (Note 6)	—	—

Net investment income	140,632,045	3,544,060

Contributions
Employer	3,646,046	292,096
Employee	60,906,354	7,410,717

Total contributions	64,552,400	7,702,813

Total additions	205,184,445	11,246,873

Net Transfers	51,960,300	13,048,035

Deductions from net assets
Benefits paid to participants	188,493,393	6,161,518
Administrative expenses	49,913	—

Total deductions	188,543,306	6,161,518

Net increase	68,601,439	18,133,390

Contract value to fair value adjustment change	81,502,518	—

Net assets at fair value
Beginning of year	3,215,052,872	11,681,044

End of year	$3,365,156,829	$29,814,434

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for the American High Income Trust, the Artisan Mid-Cap Value Fund, the Fidelity Advisor Government Income Fund, the GE Institutional International Equity Fund, and the Large Cap Value/LSV Asset Management Fund.

The Company paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company).

The Company paid management fees for the Core Equity Account and the Small Company Stock Account in the amount of $2,566,216 for the year ended December 31, 2010.

The Company paid trustee fees in the amount of $2,500 for the year ended December 31, 2010.

The Company paid trustee fees for the Master Trust in the amount of $2,500 for the year ended December 31, 2010.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of participant loans receivable between the financial statements and Form 5500:

	December 31,
	2010	2009
Notes receivable for participant loans per the financial statements	$46,757,919	$42,383,158
Certain cumulative deemed distributions of participant loans	(1,225,657)	(1,163,987)

Participant loans per the Form 5500	$45,532,262	$41,219,171

Total benefits paid to participants per financial statements	$311,982,531
2010 active loan defaults (deemed distributions)	390,797
Prior period active loan defaults foreclosed and adjustments	(329,127)

Total benefits paid and deemed distributions per Form 5500	$312,044,201

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of assets between the financial statements and the Form 5500 as of December 31, 2010:

		Prudential IncomeFlex Reallocation
	Per Financial Statements	Aggressive	Conservative	Moderate	Form 5500
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/ PIM Fund	$37,639,504	$13,350,847	$7,488,522	$9,540,013	$68,018,886
Core Equity Account	232,025,992	6,675,423	806,457	2,544,004	242,051,876
Large Cap Value/LSV Asset Management Fund	169,322,255	4,450,283	576,040	1,696,002	176,044,580
Prudential Retirement Real Estate Fund	29,814,434	—	—	—	29,814,434
Small Company Stock Account	347,321,538	4,005,254	576,040	1,484,002	353,386,834

	$816,123,723	$28,481,807	$9,447,059	$15,264,021	$869,316,610

Registered Investment Companies
Artisan Mid-Cap Value Fund	$142,142,493	$—	$—	$—	$142,142,493
Fidelity Advisor Government Income Fund	21,105,357	—	—	—	21,105,357
GE Institutional International Equity Investment Fund	210,447,250	6,230,395	806,457	2,332,003	219,816,105
Prudential High-Yield Fund	41,425,975	—	—	—	41,425,975
Prudential Jennison Growth Fund	348,811,865	6,230,395	691,248	2,332,003	358,065,511
Prudential Jennison Mid-Cap Growth Fund	131,009,703	3,560,226	576,040	1,272,002	136,417,971
Prudential Stock Index Fund	217,009,830	—	—	—	217,009,830

	$1,111,952,473	$16,021,016	$2,073,745	$5,936,008	$1,135,983,242

Prudential IncomeFlex
Aggressive Fund	$44,502,823	$(44,502,823)	$—	$—	$—
Conservative Fund	11,520,804	—	(11,520,804)	—	—
Moderate Fund	21,200,029	—	—	(21,200,029)	—

	$77,223,656	$(44,502,823)	$(11,520,804)	$(21,200,029)	$—

The following is a reconciliation of interest and dividend income according to the statement of changes in net assets available for benefits to the Form 5500 as of December 31, 2010:

Interest and dividend income per the financial statements	$163,352,107
Less common stock dividends	(175,224)
Less registered investment company dividends	(11,168,995)
Less master trust dividends	(9,517,854)

Total interest per the Form 5500	$142,490,034

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net appreciation/(depreciation) in the fair value of investments according to the statement of changes in net assets available for benefits to the Form 5500 as of December 31, 2010:

		Prudential IncomeFlex Reallocation
	Per Financial Statements	Aggressive	Conservative	Moderate	Per Form 5500
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/ PIM Fund	$635,694	$1,356,706	$640,517	$918,718	$3,551,635
Core Equity Account	24,053,561	678,353	68,979	244,991	25,045,884
Large Cap Value/LSV Asset Management Fund	19,124,502	452,236	49,271	163,328	19,789,337
Prudential Retirement Real Estate Fund	3,544,099	—	—	—	3,544,099
Small Company Stock Account	82,762,387	407,012	49,271	142,911	83,361,581

	$130,120,243	$2,894,307	$808,038	$1,469,948	$135,292,536

Registered Investment Companies
American High Income Trust	$2,580,088	$—	$—	$—	$2,580,088
Artisan Mid-Cap Value Fund	16,557,820	—	—	—	16,557,820
Dryden Asset Allocation Fund	5,972,332	—	—	—	5,972,332
Dryden International Equity Fund	(18,455,235)	—	—	—	(18,455,235)
Fidelity Advisor Government Income Fund	582,065	—	—	—	582,065
GE Instutional International Equity Investment Fund	39,129,219	633,129	68,979	224,575	40,055,902
Prudential High-Yield Fund	(142,541)	—	—	—	(142,541)
Prudential Jennison Growth Fund	36,469,013	633,129	59,125	224,575	37,385,842
Prudential Jennison Mid-Cap Growth Fund	21,704,707	361,788	49,271	122,496	22,238,262
Prudential Stock Index Fund	22,237,527	—	—	—	22,237,527

	$126,634,995	$1,628,046	$177,375	$571,646	$129,012,062

Prudential IncomeFlex
Aggressive Fund	$4,522,353	$(4,522,353)	$—	$—	$—
Conservative Fund	985,413	—	(985,413)	—	—
Moderate Fund	2,041,594	—	—	(2,041,594)	—

	$7,549,360	$(4,522,353)	$(985,413)	$(2,041,594)	$—

Net appreciation of Master Trust investment per the financial statements	$74,907,621
Add Master Trust dividends	9,517,854

Net appreciation of Master Trust investments per the Form 5500	$84,425,475

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, at the close of each plan year as determined, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option except for certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary. The Plan filed a submission with the Internal Revenue Service for a determination on its continued tax-qualified status on January 31, 2011.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company sponsored defined contribution plans. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 21, 2010, the date the financial statements were issued.

Prudential Employee Savings Plan Schedule of Assets Held for Investment Purposes December 31, 2010	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost		Current Value
* PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$3,154,426,473		$3,154,426,473
* Core Bond Enhanced Index/ PIM Fund	Insurance Co. Pooled Separate Account	62,673,382		68,018,886
* Core Equity Account	Insurance Co. Pooled Separate Account	170,115,686		242,051,876
* Large Cap Value/LSV Asset Management Fund	Insurance Co. Pooled Separate Account	180,742,649		176,044,580
* Prudential Real Estate Fund	Insurance Co. Pooled Separate Account	31,647,507		29,814,434
* Small Company Stock Account	Insurance Co. Pooled Separate Account	181,483,208		353,386,834
Artisan Mid Cap Value Fund	Mutual Fund	129,518,650		142,142,493
Fidelity Advisor Government Income Fund	Mutual Fund	21,313,970		21,105,357
GE Instl International Equity Investment Fund	Mutual Fund	173,915,244		219,816,105
Prudential High-Yield Fund	Mutual Fund	41,553,252		41,425,975
Prudential Jennison Growth Fund	Mutual Fund	295,000,617		358,065,511
Prudential Jennison Mid Cap Growth Fund	Mutual Fund	134,136,229		136,417,971
Prudential Stock Index Fund	Mutual Fund	206,474,786		217,009,830
* Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	346,075,341	***	496,190,581
* Participant Loans	4.00% - 9.50%**	—		45,532,262

		$5,129,076,994		$5,701,449,168

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
**	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. common stock fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue
Kevin Prue
Vice President, Human Resources
Chairperson of the Administrative Committee

Dated: June 29, 2011